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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [          ])*

Ascent Solar Technologies, Inc.
(Name of Issuer)
Common Shares, par value $0.0001
(Title of Class of Securities)
043635101
(CUSIP Number)
Stig E. Smedsvig
Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo, Norway
Telephone: +47 (0) 2253 8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5576
March 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	043635101	Page	2	of	19 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Norsk Hydro ASA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Kingdom of Norway

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,600,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D

CUSIP No.	043635101	Page	3	of	19 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Norsk Hydro Produksjon AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Kingdom of Norway

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,600,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer.
          This Statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 8120 Shaffer Parkway, Littleton, Colorado 80127, United States.
Item 2. Identity and Background.
          This Statement is being filed by Norsk Hydro ASA, a public limited liability company organized under the laws of the Kingdom of Norway (“Norsk Hydro”), and Norsk Hydro Produksjon AS, a limited liability company organized under the laws of the Kingdom of Norway (“Produksjon”).
          Norsk Hydro is engaged in the oil and energy, light metals and petrochemicals industries. Produksjon is a wholly-owned subsidiary of Norsk Hydro and is engaged in the oil and energy and petrochemicals industries.
          The principal executive offices of each of Norsk Hydro and Produksjon are located at Drammensveien 264, N-0240 Oslo, Norway.
          The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Norsk Hydro and Produksjon are set forth in Schedule A hereto and are incorporated by reference herein.
          During the last five years, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Norsk Hydro and Produksjon have entered into a Joint Filing Agreement, dated March 22, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 3. Source and Amount of Funds or Other Considerations.
          On March 13, 2007, Produksjon and the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), a copy of which is attached as Exhibit B hereto. The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.

          Tranche 1 Shares
          Pursuant to the Securities Purchase Agreement, the Company issued to Produksjon, and Produksjon purchased, accepted and acquired from the Company an aggregate of 1,600,000 Shares (the “Tranche 1 Shares”), at an issue price of $5.7725 in cash per Tranche 1 Share, or $9,236,000 in the aggregate, at a closing that occurred on March 13, 2007 (the “First Closing”).
          The funds for the subscription price for the Tranche 1 Shares were obtained by Produksjon from its working capital.
          Initial Warrants Call Option
          Pursuant to the Securities Purchase Agreement, the Company granted to Produksjon, and Produksjon acquired from the Company, the option to acquire from the Company, and to require the Company to sell to Produksjon (the “Initial Warrants Call Option”), (i) a number of restricted, redeemable Class A public warrants otherwise identical to the publicly traded Class A public warrants of the Company, each of which entitles the holder thereof to purchase one Share at an exercise price of $6.60 per Share (the “Class A Warrants”), that will result in Produksjon owning 23% of all issued and outstanding Class A Warrants immediately after such sale and purchase (the “Initial Class A Warrants”) and (ii) a number of restricted, non-redeemable Class B public warrants otherwise identical to the publicly traded Class B public warrants of the Company, each of which entitles the holder thereof to purchase one Share at an exercise price of $11.00 per Share (the “Class B Warrants”; together with the Class A Warrants, the “Warrants”), that will result in Produksjon owning 23% of all issued and outstanding Class B Warrants immediately after such sale and purchase (the “Initial Class B Warrants”; together with the Initial Class A Warrants, the “Initial Warrants”).
          The Initial Warrants Call Option may be exercised by Produksjon at any time after the Company’s stockholders approve in a regular or special meeting (the “Stockholders’ Meeting”) the issuance of the Initial Warrants and the issuance of the Tranche 2 Securities (defined below) (such approval by the Company’s stockholders, the “Stockholder Approval”) until two years from the date thereof. Pursuant to the Securities Purchase Agreement, the Stockholders’ Meeting will be held as promptly as practicable, but in no case later than July 13, 2007.
          The purchase price for each (i) Initial Class A Warrant will be an amount equal to the average of the closing bids for the Company’s Class A Warrants on Nasdaq Stock Market (“Nasdaq”) during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Initial Warrants Call Option and (ii) Initial Class B Warrant will be an amount equal to the average of the closing bids for the Company’s Class B Warrants on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Initial Warrants Call Option. The issuance, purchase and sale of the Initial Warrants is hereinafter referred to as the “Initial Warrants Closing”.

          Pursuant to a Stockholders’ Agreement entered into by the Company and Produksjon on the First Closing (the “Stockholders’ Agreement”), Produksjon can exercise the Initial Warrants only to maintain its 23.0% ownership of the Company’s Common Shares.
          Produksjon expects to obtain the funds for the purchase of the Initial Class A Warrants and the Initial Class B Warrants, if any, from its working capital.
          Tranche 2 Call Option
          Pursuant to the Securities Purchase Agreement, the Company granted to Produksjon, and Produksjon acquired from the Company, the option to acquire from the Company, and to require the Company to sell to Produksjon (the “Tranche 2 Call Option”), up to a maximum of (i) an additional number of Shares that will result in Produksjon owning 35% of all issued and outstanding Shares immediately after such sale and purchase (the “Tranche 2 Shares”), (ii) an additional number of restricted Class A Warrants that will result in Produksjon owning 35% of all issued and outstanding Class A Warrants immediately after such sale and purchase (the “Option Class A Warrants”) and (iii) an additional number of restricted Class B Warrants that will result in Produksjon owning 35% of all issued and outstanding Class B Warrants immediately after such sale and purchase (the “Option Class B Warrants”; together with the Option Class A Warrants, the “Option Warrants”; the Option Warrants together with the Tranche 2 Shares, the “Tranche 2 Securities”; and the Tranche 2 Securities together with the Tranche 1 Shares and the Initial Warrants, the “Purchased Securities”).
          The Tranche 2 Call Option may be exercised by Produksjon at any time during the period (i) after 9:00 a.m. Denver, Colorado time, on the date that is the later of (x) December 13, 2007 and (y) the date the Stockholder Approval is obtained and (ii) prior to 5:00 p.m., Denver, Colorado time on the date two years thereafter.
          The purchase price for each (i) Tranche 2 Share will be an amount equal to the average of the closing bids for the Shares on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Tranche 2 Call Option, (ii) Option Class A Warrant will be an amount equal to the average of the closing bids for the Class A Warrants on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Tranche 2 Call Option and (iii) Option Class B Warrant will be an amount equal to the average of the closing bids for the Class B Warrants on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Tranche 2 Call Option.
          Pursuant to the Stockholders’ Agreement, Produksjon can exercise the Option Warrants only to maintain its percentage ownership of the Company’s Common Shares existing immediately after the closing of the issuance, purchase and sale of the Tranche 2 Securities (the “Second Closing”).
          Produksjon expects to obtain the funds for the purchase of the Tranche 2 Shares, the Option Class A Warrants and the Option Class B Warrants, if any, from its working capital.

          Redemption of Class A Warrants
          If the Class A Warrants have been redeemed by the Company in accordance with their terms on or prior to the Initial Warrants Closing or the Second Closing, as the case may be, the Company will issue to Produksjon, and Produksjon will purchase, accept and acquire from the Company, a number of Shares, at a price per Share equal to the average of the closing bids for the Shares on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Initial Warrants Call Option or the Tranche 2 Call Option, as the case may be, sufficient to ensure that Produksjon acquires the percentage ownership of the Company that it would otherwise have acquired had the Company not redeemed the Class A Warrants on or prior to such date.
Item 4. Purpose of Transaction.
          The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.
          Stockholders’ Agreement
          On the First Closing, the Company and Produksjon entered into the Stockholders’ Agreement, a copy of which is attached as Exhibit C hereto, pursuant to which, among other things, the Company has agreed to cause its Nominating and Governance Committee to recommend for election to the Company’s board of directors (the “Board”) one director designated by Produksjon (the “Investor Designated Director”). From and after the Company’s 2007 annual shareholders meeting, so long as Produksjon beneficially owns 15% or more of the outstanding Shares, the Company and Produksjon will use all reasonable efforts to cause there to be one Investor Designated Director elected as a member of the Board. In the event Produksjon beneficially owns less than 15% of the outstanding Shares, Produksjon will have no right to designate an Investor Designated Director, and, at the request of the Board, will cause any Investor Designated Director then in office to resign immediately. However, if the Stockholder Approval has not been obtained by July 13, 2007, regardless of Produksjon’s beneficial ownership of the outstanding Shares, the Company and Produksjon will use all reasonable efforts (i) to cause there to be one Investor Designated Director elected as a member of the Board as soon as reasonably practicable and (ii) to cause the Board to include one Investor Designated Director at least until March 13, 2009.
          To the extent permitted by the rules and regulations of Nasdaq or the Boston Stock Exchange, Incorporated (“Exchange Regulation”), so long as Produksjon beneficially owns 15% or more of the outstanding Shares, the Company and the Board will take all necessary action to permit one individual designated by Produksjon (in addition to the Investor Designated Director) to attend each meeting of the Board at which non-independent or management directors are permitted to be in attendance (the “Observer”). The Observer will have no right to vote at any meeting of the Board. Notwithstanding the foregoing, if the Stockholder Approval has not been obtained by July 13, 2007, regardless of Produksjon’s beneficial ownership of the outstanding Shares, to the extent permitted by Exchange Regulation, the Company and the Board will take all necessary actions (i) to permit the Observer to attend each meeting of the Board at which non-independent or management directors are permitted to be in attendance and (ii) to provide the

Observer with notice of and information regarding each such meeting as is provided to members of the Board, in each case for the period beginning on July 13, 2007 and ending on March 13, 2009.
          Subject to the receipt of the Stockholder Approval, from the date Produksjon beneficially acquires 35% of the issued and outstanding Shares until the second anniversary of the receipt of the Stockholder Approval, without the prior approval of the Board, Produksjon will not purchase or otherwise acquire, directly or indirectly, beneficial ownership of any Shares such that the aggregate beneficial ownership of Produksjon, after giving effect to any such acquisition, would be in excess of 35% of the issued and outstanding Shares.
          In addition, subject to the receipt of the Stockholder Approval, from the date Produksjon beneficially acquires 35% of the issued and outstanding Shares, Produksjon agrees that, prior to the second anniversary of the receipt of the Stockholder Approval and subject to certain exceptions, Produksjon will not, without the prior approval of the Board, directly or indirectly:
     (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any securities of the Company, or of any successor to or person in control of the Company, or any assets of the Company or any division thereof or of any such successor or controlling person;
     (ii) make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission (the “SEC”)) to vote any voting securities of the Company, other than solicitations exempted from the proxy solicitation rules by Rule 14a-2 under the Exchange Act or any successor provision;
     (iii) submit to the Board a written proposal for or offer of (with or without conditions), any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any of its securities or assets, or make any public announcement with respect to such a proposal or offer; or
     (iv) with certain exceptions, enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way engage in discussions relating to the formation of, or participate in, a group with any third party, in connection with any of the foregoing;
          provided, however, that none of the foregoing (i) will prevent, restrict, encumber or in any way limit the exercise of the fiduciary rights and obligations of the Investor Designated Director as a director or prevent, restrict, encumber or in any way limit the ability of the Investor Designated Director to vote on matters, influence officers, employees, agents, management or the other directors of the Company, take any action or make any statement at any meeting of the Board or any committee thereof, or otherwise to act in his or her capacity as a director; (ii) will prevent Produksjon from selling any Purchased Securities or any Shares then owned or thereafter acquired by Produksjon (the “Covered Securities”) or voting its Shares; (iii) will apply to or restrict any discussions or other communications between or among directors, officers, employees or agents of Produksjon or any affiliate thereof; (iv) will prohibit Produksjon from soliciting, offering, seeking to effect or negotiating with any person with respect to transfers of Covered Securities otherwise permitted by the Stockholders’ Agreement or (v) restrict any disclosure or statements required to be made by the Investor Designated Director or Produksjon under applicable law or Exchange Regulation.
          The foregoing restrictions applicable to Produksjon from the date it beneficially acquires 35% of the issued and outstanding Shares will terminate upon the earliest of: (i) such date as the Board determines to solicit any acquisition proposal with respect to 20% of more of the consolidated assets or any class of equity securities of the Company (an “Acquisition Proposal”), (ii) such date as the Board approves, accepts, authorizes or recommends to the Company’s stockholders their approval of any Acquisition Proposal, (iii) such date that the Company or any affiliate thereof has entered into a letter of intent, agreement in principle, definitive agreement or any other agreement with any party, with respect to an Acquisition Proposal and (iv) such date that any person or group, other than Produksjon or any of its affiliates, will have acquired or announced its intention to acquire beneficial ownership of 20% of the Company’s outstanding Shares.
          During the period ending six months after (i) March 13, 2007 in the case of the Tranche 1 Shares, (ii) the date of the Initial Warrants Closing in the case of the Initial Warrants and (iii) the date of the Second Closing in the case of the Tranche 2 Securities (in any case, the “Initial Restricted Period”), Produksjon agreed not to make or solicit any sale of the Tranche 1 Shares, the Initial Warrants or the Tranche 2 Securities, respectively, subject to certain exceptions. After the Initial Restricted Period, neither Produksjon nor any of its affiliates will sell any of the Covered Securities except in certain limited circumstances, such as a sale or transfer in compliance with Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a bona fide public offering registered under the Securities Act or in certain business combination transactions, among others.
          Subject to certain exceptions, in the event that the Company proposes to issue any capital stock of the Company, rights, options or warrants to purchase such capital stock or securities convertible into such capital stock (“New Securities”), Produksjon will have the right, within 30 days after receipt of a notice from the Company describing the material terms of such New Securities, (i) to purchase in lieu of the person to whom the Company proposed to issue such New Securities, in accordance with certain procedures, or, (ii) at its option, to exercise Warrants to purchase, a number of New Securities equal to the product of (A) the total number or amount of New Securities that the Company proposes to issue at such time and (B) a fraction, the numerator of which will be the total number of Shares that Produksjon owns at such time, and the denominator of which will be the total number of Shares then outstanding.
          If, at any time and from time to time, the Company issues Shares that are not New Securities, Produksjon will have the right, for a period of 30 days, to exercise such number of Warrants beneficially owned by Produksjon as is necessary to maintain its percentage ownership of the Company’s Shares.
          The description of the Stockholders’ Agreement contained herein is qualified in its entirety by reference to Exhibit C, which is incorporated herein by reference.

          Voting Agreement
          On the First Closing, Dr. Mohan S. Misra, Chairman of the Board (“Dr. Misra”), Inica, Inc., a Colorado corporation (“Inica”), ITN Energy Systems, Inc., a Colorado corporation (“ITN”; and together with Dr. Misra and Inica, the “Stockholders”), and Produksjon entered into a Voting Agreement (the “Voting Agreement”), a copy of which is attached as Exhibit D hereto, pursuant to which each Stockholder agreed that he or it will, among other things:
     (i) vote (or cause to be voted) in person or by proxy all Shares beneficially owned by such Stockholder and any Shares of which such Stockholder subsequently acquires beneficial ownership (collectively, the “Covered Shares”) (A) in favour of the approval of the issuance of the Initial Warrants and the issuance of the Tranche 2 Securities to Produksjon and (B) against any proposal, action or transaction involving the Company which would impede, frustrate, prevent or materially delay the consummation of the issuance of the Initial Warrants or the issuance of the Tranche 2 Securities or the other transactions contemplated by the Securities Purchase Agreement, the Stockholders’ Agreement or the Voting Agreement or the approval of the issuance of the Initial Warrants or the issuance of the Tranche 2 Securities to Produksjon; and
     (ii) vote (or cause to be voted) in person or by proxy all Covered Shares (A) in favor of the appointment of the Investor Designated Director to the Board and (B) against any proposal, action or transaction involving the Company, which proposal, action or transaction would impede, frustrate, prevent or materially delay the appointment of the Investor Designated Director to the Board.
          The Stockholders’ Agreement will terminate upon the earliest of (i) the later of the Initial Warrants Closing and the Second Closing, (ii) the termination of the Securities Purchase Agreement in accordance with its terms and (iii) written notice of termination of the Stockholders’ Agreement by Produksjon to the Stockholders; provided, however, that each Stockholder’s obligation to vote in favor of the appointment of the Investor Designated Director to the Board will terminate (y) when Produksjon beneficially owns less than 15% of the Company’s Shares or (z) on March 13, 2009 if the Stockholder Approval has not been obtained by July 13, 2007.
          The description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.
          Registration Rights Agreement
          On the First Closing, the Company and Produksjon entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit E hereto, pursuant to which the Company agreed to provide Produksjon with certain registration rights in respect of the Shares held by Produksjon.
          At any time after March 13, 2008, Produksjon may request that the Company file a registration statement with the SEC covering at least 250,000 Shares in respect of which Produksjon has requested registration (a “Demand Registration”). Produksjon is entitled to demand up to three Demand Registrations provided that (i) no more than one Demand

Registration may be requested in any twelve-month period and (ii) no request for a Demand Registration may be made within 120 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Registration Rights Agreement.
          If, at any time, the Company files a registration statement with the SEC, Produksjon will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by Produksjon as Produksjon may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.
          The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.
          The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference.
          Although Norsk Hydro and Produksjon have no present intention to acquire securities of the Company other than pursuant to the Securities Purchase Agreement or the Stockholders’ Agreement, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Securities Purchase Agreement and the Stockholders’ Agreement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of Norsk Hydro and Produksjon specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of Norsk Hydro and Produksjon currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Norsk Hydro and Produksjon; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.
          Except as set forth in this Schedule 13D, Norsk Hydro and Produksjon have no present plans or proposals that relate to or would result in:
     (i) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,
     (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,
     (iii) A sale or transfer of a material amount of assets of the Company,

     (iv) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
     (v) Any material change in the present capitalization or dividend policy of the Company,
     (vi) Any other material change in the Company’s business or corporate structure,
     (vii) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;
     (viii) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
     (ix) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or
     (x) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
          The responses of Norsk Hydro and Produksjon to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 is hereby incorporated by reference in this Item 5.
          Pursuant to the Securities Purchase Agreement, on the First Closing, Produksjon acquired 1,600,000 Shares, representing 23.0% of the Company’s outstanding Shares. Each of Norsk Hydro and Produksjon is deemed to beneficially own 1,600,000 Shares representing 23.0% of the Company’s outstanding Shares.
          In addition, the Shares deemed beneficially owned by each of Norsk Hydro and Produksjon with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
          Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
          Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

          Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
          To the best knowledge of Norsk Hydro and Produksjon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Norsk Hydro and Produksjon.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.
          Pursuant to the Stockholders’ Agreement, the Company has agreed that it will use all proceeds received from Produksjon for the sale of the Purchased Securities pursuant to the Securities Purchase Agreement for the development and installation of a 1.5 MW production line, purchase of capital equipment, and for general corporate purposes, including salary, overhead and other expenses.
          Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Norsk Hydro and Produksjon or, to the best of their knowledge, any of the persons named in Schedule A hereto or between Norsk Hydro or Produksjon and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

B	Securities Purchase Agreement, dated as of March 13, 2007, between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS

C	Stockholders’ Agreement, dated as of March 13, 2007, between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS

D	Voting Agreement, dated as of March 13, 2007, among Dr. Mohan S. Misra, Inica, Inc., ITN Energy Systems, Inc. and Norsk Hydro Produksjon AS

E	Registration Rights Agreement, dated as of March 13, 2007, by and between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

March 22, 2007	NORSK HYDRO ASA

/s/ Jørgen C. Arentz Rostrup Signature

Jørgen C. Arentz Rostrup, Senior Vice President Name/Title

NORSK HYDRO PRODUKSJON AS

/s/ Jørgen C. Arentz Rostrup Signature

Jørgen C. Arentz Rostrup, Chief Executive Officer Name/Title

SCHEDULE A
Norsk Hydro ASA
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Jan Reinås	Chairperson	Norsk Hydro ASA	Norwegian
Drammensveien 264,
N-0240 Oslo
Norway

Elisabeth Grieg	Chief Executive Officer	Grieg International	Norwegian
Karenslyst Allé 2
P.O. Box 513 Skøyen
0214 Oslo
Norway

Håkan Mogren	Corporate Director	Norsk Hydro ASA	Swedish
Drammensveien 264,
N-0240 Oslo
Norway

Grete Faremo	Director for Legal and Corporate	Microsoft Norway	Norwegian
	Affairs, Western Europe	Lilleakerveien 6
0283 Oslo
Norway

Lena Olving	Senior Vice President	Volvo Car Corporation	Swedish
	Process and	405 31 Göteborg
	Operational Excellence	Sweden

Kurt Anker Nielsen	Corporate Director	Norsk Hydro ASA	Norwegian
Drammensveien 264,
N-0240 Oslo
Norway

Terje Friestad	Senior Engineer	Norsk Hydro ASA	Norwegian
Drammensveien 264,
N-0240 Oslo
Norway

Sten Roar Martinsen	Process Operator	Norsk Hydro ASA	Norwegian
Drammensveien 264,
N-0240 Oslo
Norway

Geir Nilsen	Maintenance Supervisor	Norsk Hydro ASA	Norwegian
Drammensveien 264,
N-0240 Oslo
Norway

Present Principal
Name	Occupation	Business Address	Citizenship
Executive Officers

Eivind Reiten	President and Chief Executive	Norsk Hydro ASA	Norwegian
	Officer	Drammensveien 264,
N-0240 Oslo
Norway

John Ove Ottestad	Executive Vice President and	Norsk Hydro ASA	Norwegian
	Chief Financial Officer	Drammensveien 264,
N-0240 Oslo
Norway

Cecilie Ditlev-Simonsen	Executive Vice President	Norsk Hydro ASA	Norwegian
	Communication and Reputation	Drammensveien 264,
	Management	N-0240 Oslo
Norway

Torstein Dale Sjøtveit	Executive Vice President	Norsk Hydro ASA	Norwegian
	Aluminium Metal	Drammensveien 264,
N-0240 Oslo
Norway

Svein Richard Brandtzæg	Executive Vice President	Norsk Hydro ASA	Norwegian
	Aluminium Products	Drammensveien 264,
N-0240 Oslo
Norway

Tore Torvund	Executive Vice President Oil and	Norsk Hydro ASA	Norwegian
	Energy	Drammensveien 264,
N-0240 Oslo
Norway

Norsk Hydro Produksjon AS
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jørgen Kristian Andersen	Senior Vice President Finance,	Norsk Hydro ASA	Norwegian
	Oil & Energy	Drammensveien 264,
N-0240 Oslo
Norway

Ida Helliesen	Senior Vice President,	Norsk Hydro ASA	Norwegian
	Corporate Finance	Drammensveien 264,
N-0240 Oslo
Norway

Gunnar Andreas Hvattum	Legal Counsel,	Norsk Hydro ASA	Norwegian
Heiberg	Corporate Legal Department	Drammensveien 264,
N-0240 Oslo
Norway

Executive Officers

Jørgen Christian Arentz	Senior Vice President,	Norsk Hydro ASA	Norwegian
Rostrup	Oil & Energy Markets	Drammensveien 264,
N-0240 Oslo
Norway

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro AS and Norsk Hydro Produksjon AS

B	Securities Purchase Agreement, dated as of March 13, 2007, between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS

C	Stockholders’ Agreement, dated as of March 13, 2007, between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS

D	Voting Agreement, dated as of March 13, 2007, among Dr. Mohan S. Misra, Inica, Inc., ITN Energy Systems, Inc. and Norsk Hydro Produksjon AS

E	Registration Rights Agreement, dated as of March 13, 2007, by and between Ascent Solar Technologies, Inc. and Norsk Hydro Produksjon AS